Exhibit 99.1

Merus Labs Reports Fiscal Q4 and 2016 Results

•	Gross Basis Revenue of $111.4 million in F16
•	Adjusted EBITDA of $43.2 million in F16
•	Seven additional legacy products acquired
•	Strengthened organization and infrastructure
•	Conference call to take place at 8:30 a.m. ET

TORONTO, Dec. 14, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] announced its financial results for the year-end and fourth quarter of fiscal 2016.

Corporate Highlights

Adjusted EBITDA was $11.6 million in the quarter and $43.2 million for the fiscal year. Stronger than anticipated sales were offset by increased cost of goods and operating expenses, resulting in Adjusted EBITDA at the lower end of guidance.

"2016 was a transformative year for Merus Labs. We evolved into a true regional specialty pharmaceutical company - selling 12 branded products in 36 countries, with a strong pan-European platform." said Barry Fishman, Chief Executive Officer. "Our near-term priority is to optimize the profitability of our diverse product line."

Fiscal 2016 was marked by substantial product acquisition and integration efforts. During the year, Merus completed the integration of the Novartis assets, and acquired seven legacy products in fiscal Q2, 2016. To support this significant increase in scale and scope, necessary investments were made in people, capabilities, systems and working capital. The Company now has a solid pan-European platform and is sharply focused on cost savings and sales optimization initiatives with a high-performing team that is well positioned to deliver.

Product Sales

Gross Basis Revenue for the quarter were $34.3 million, above our expectations.  Wholesaler inventory levels at year-end were approximately two weeks above normal levels driven by (a) the direct transfer of nitrates inventory from UCB affiliates to our customers, (b) increased safety stock on Sintrom in advance of the change in manufacturing site and (c) initial stocking of Emselex to support new launches in Hungary and the Czech Republic.

Total Gross Basis Revenue for products acquired prior to the start of fiscal 2015 (Vancocin, Emselex and Sintrom) remained flat on a year-over-year basis with $62.3 million in fiscal 2015 and $62.2 million in fiscal 2016. The overall in-market demand for our products was consistent with our expectations, eroding at mid-single-digit rates. Our four cardiovascular products and one urology product account for approximately 80% of overall sales. Europe represents approximately 90% of Merus sales, with Canada, South Korea, Australia and Mexico making up the balance.

Sintrom in-market revenues during the year showed slight erosion, but recorded sales exceeded expectations as customers increased safety stock levels on this life-saving product, in advance of the change in manufacturing site. Nitrate products are eroding in-market at mid-single digit rates overall, but demonstrating market share growth in some key markets, such as the United Kingdom and South Korea, where promotional strategies are paying off.

Market share (measured in units) for Emselex in Germany increased after the price reduction on April 1, 2016. In-market unit demand increased approximately 20% when compared with the prior period before the price reduction. New launches of Emselex in Central and Eastern Europe and continued growth in the UK and Portugal are anticipated to fuel further value creation.

Marketing authorizations for our products acquired from Novartis and Sanofi have been transferred, and transfers for the UCB products are expected to be completed in the first half of fiscal 2017. At that point, all sales will be effectively controlled by Merus and recorded at full net sales value.

Headline pricing risk and uncertainty related to the United States and United Kingdom pharmaceutical markets do not have a material impact on Merus, as there is no US revenue, and minimal (approximately 10% of overall sales) exposure to the UK.

Cost of Goods

Cost of goods reported on a Gross Basis were $15.4 million in the quarter or 45% of Gross Basis Revenue, above expectations due to higher sales, product mix and the regulatory delays that have resulted in the slower realization of Sintrom product cost savings.

Several important initiatives to improve gross margin on several products are underway. During the quarter, Merus received approval for the technology transfer of Sintrom (with Novartis API) for Spain and Portugal. Gross margins for our overall base business are expected to exceed 60% once the Sintrom manufacturing and active pharmaceutical ingredient (API) transfers are fully completed, and inventory of the previous higher cost product is sold in late 2017.

Sintrom product cost savings will be realized in phases with all regulatory approvals expected by the end of 2017.  The Company expects product cost savings during fiscal 2017 will approximate half of the expected full annualized potential of $8 million.

Operating Expenses

Operating expenses in the quarter were $7.3 million or 21% of Gross Basis Revenue. Capabilities were enhanced, and systems and processes were strengthened to manage the expanded revenue and increased business complexity. During the transition period after recent acquisitions, certain expenses were higher than anticipated; particularly some significant regulatory and compliance related one-time and on-going costs, and some one-time G&A expenses.

Non-recurring expenses of approximately $1.3 million were recorded during the quarter. In fiscal 2017, the Company's ongoing operating expenses to support our base products are expected to decline, in absolute terms, as the results of cost saving initiatives start to be realized starting in the second half of fiscal 2017.

Balance Sheet

The Company's strong operating cash flow has been constrained due to our anticipated working capital build associated with our recent product acquisitions and additional working capital build required in advance of technology transfers. Working capital (inventory plus receivables, less payables) at fiscal year-end reached $24.5 million, compared to $12.7 million in the prior year. Merus anticipates working capital to further increase and reach a steady state of $30 million by mid fiscal 2017, allowing the Company to accumulate cash, after debt repayments, starting in the second half of fiscal 2017.

Earlier in fiscal 2016, to support the acquisition of the Nitrate products, the Company entered into a new, favorable term debt facility, denominated in Euros, which creates a natural currency hedge.

Operational Effectiveness

Merus strengthened their organization in fiscal 2017 by appointing two talented executives, and expanding our team of associates in Europe. Several operational efficiency and product optimization initiatives, including a new ERP and financial planning system were advanced during the quarter. The Company enhanced processes and implemented new quality management systems. Regulatory activity reached peak levels during fiscal 2016, and Merus filed over 300 submissions and over 100 marketing authorizations with European regulators.

Fiscal 2017 Guidance

The Company's fiscal 2017 Adjusted EBITDA, at current exchange rates, and without consideration of new acquisitions, is expected to fall in the range of $44 to $48 million. Merus expects to have significantly stronger second half in fiscal 2017, where 55% to 60% of annual Adjusted EBITDA is expected. The Company's fiscal 2017 guidance reflects the current Euro exchange rate which is well below the average rate in fiscal 2016, a full year of our base products, and an expected $4 million savings from the Sintrom tech transfer, building in phases to a level of approximately $2 million quarterly savings by Q4 2017.  As well, a reduction in ongoing operating expenses (primarily in the regulatory and compliance area) will be realized in the second half of fiscal 2017, with some one-time costs incurred in the first half of fiscal 2017.

Fiscal 2017 will be a transition year for Merus, and the focus will be on operational effectiveness; optimizing sales, streamlining expenses, assessing debt structure, and enhancing systems and processes.

Merus Strategy

The Company's strategy is to profitably grow our business by acquiring prescription medicines that are well established, with good margins and predictable cash flow, and to complement our legacy products with acquiring or in-licensing already-developed, specialist prescribed medicines that can be successfully launched with our scalable platform.

Product Pipeline

After closing two legacy product portfolio acquisitions in the second quarter of fiscal 2016, the Merus business development focus is on targeting select assets where our investment to build the market with key prescribers is spread over a number of years, and organic growth is generated. The Company's legacy portfolio provides steady cash flow that can be used to help fund growth product acquisitions. These two elements naturally balance each other.

Future new product acquisitions will leverage the Company's pan-European and select market platform. The Company, over the next few years, plans to evolve into a sharp focus on two to three core therapeutic categories to leverage Merus' scalable business model, and drive growth.

Conference Call

The Company will hold a conference call on December 14, 2016 at 8:30 a.m. ET to discuss fiscal Q4 2016 and full fiscal year 2016 results.  The conference call can be accessed by dialing +1-888-241-0551 and entering conference ID 38649327.  International participants may dial +1-647-427-3415.  A replay will be made be available for those not able to attend live by dialing +1-855-859-2056 shortly after the call.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value.

Non-IFRS Financial Measures

The terms "Gross Basis Revenues", "EBITDA" and "adjusted EBITDA" are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies.

Gross Basis Revenues is a non-IFRS measure that the Company defines as revenue that it would have received had it held title to and sold its products directly to its customers during a transition period following the transfer of a newly acquired product from the original owner to the Company.  Gross Basis Revenues are calculated from revenues, as reflected in the Company's financial statements, by adding back the cost of goods sold and selling expenses that are associated with the revenues as reported by the original owner.  This information is provided in order to allow investors to understand the actual underlying revenues for the recently acquired products in order that they can be comparable to other products and future periods.

EBITDA and adjusted EBITDA are important measurements that allow the Company to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, and acquisition costs.

The Company's method for calculating Gross Basis Revenues, EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to Gross Basis Revenues, EBITDA and adjusted EBITDA used by other issuers. See the Company's Annual 2016 MD&A for a reconciliation of these measures to their respective nearest IFRS measures. Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

Future-Oriented Financial Information

To the extent any forward-looking statements in this press release may constitute future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Merus and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under "Forward-Looking Statements".

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, guidance as to EBITDA and adjusted EBITDA for future financial periods, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, the Company's cost reduction efforts and the Company's future results of operations (including, without limitation, statements with respect to revenue, EBITDA and Adjusted EBITDA). Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs Inc.

%CIK: 0001031516

For further information: Phone: (905) 726-0995, Email: info@meruslabs.com, Website: www.meruslabs.com

CO: Merus Labs Inc.

CNW 07:30e 14-DEC-16